NR08-21	October 20, 2008

ITH Defines High-Grade Surface Copper-Gold Anomalies
at BMP Project, Alaska

Values up to 25g/t Au, 673g/t Ag, 13.8% Cu, 10.1% Pb and 30% Zn

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce recent exploration results from its BMP Project in Alaska.  Surface sampling of massive sulphide mineralization intimately associated with a significant 9 kilometre long geophysical anomaly returned values up to 25g/t gold, 673g/t silver, 13.8% copper, 10.1% lead and 30% zinc (see Table 1).

The Company’s 2008 BMP exploration program focussed on following up a series of geophysical anomalies with corresponding high-grade copper and gold values along a 9 kilometre long trend (see NR08-12).  In the south part of this trend, subsurface projection of highly mineralized structures now indicates that the strong geophysical anomalies at the 6120 and 6920 prospects reflect mineralization in the subsurface and represent immediate drill targets (average values 1.8% copper, 3.2g/t gold, 29g/t silver and 0.1% nickel).  New, high-grade, mineralization (average values 1.3% copper and 127 g/t silver) has been found in the Dall Slot target, while outside the Slot target, two new areas of massive sulphide mineralization have been discovered, thus greatly expanding the potential of that area.  At the northern end of the trend, the Little Bird prospect, a thick mineralized stratigraphic unit, has been identified and represents a significant target (average mineralized sample 1.2% copper and 171g/t silver).

Table 1

BMP Surface Sampling Results by Target Area

		Au g/t	Ag g/t	Cu%	Pb%	Zn%	Co%	Ni%
6120 Cirque	Max	25.20	186	13.8	0.7	10.0	0.48	0.4
N=24	Min	0.00	4	0.3	0.0	0.0	0.00	0.0
	Average	3.16	29	1.8	0.0	0.4	0.05	0.1

6920 Massive Sulphide	Max	1.38	42	1.0	0.2	9.2	0.04	0.0
N=15	Min	0.00	3	0.3	0.0	0.0	0.00	0.0
	Average	0.40	15	0.4	0.0	3.2	0.02	0.0

6920 Veins	Max	1.05	573	5.1	3.1	20.4	0.04	0.0
N=14	Min	0.01	8	0.3	0.0	0.2	0.00	0.0
	Average	0.22	141	1.8	0.6	5.7	0.01	0.0

Dall Slot	Max	0.17	469	5.6	7.2	30.0	0.01	0.0
N=23	Min	bd	4	0.0	0.0	0.1	0.00	0.0
	Average	0.04	127	1.3	0.6	2.4	0.00	0.0

Dall Outside	Max	1.59	469	5.6	10.1	30.0	0.05	0.0
N=14	Min	0.00	0	0.0	0.0	0.0	0.00	0.0
	Average	0.06	82	0.7	0.7	1.3	0.00	0.0

Little Bird	Max	0.59	673	7.4	5.4	15.1	0.01	0.0
N=23	Min	bd	24	0.0	0.0	0.0	0.00	0.0
	Average	0.05	171	1.2	0.7	2.4	0.00	0.0

bd = below detection limits

BMP Project Summary

The current BMP property covers 145 square kilometres of Alaska State mining claims and CIRI (Cook Inlet Region Inc.) leased land held 100% by the Company and located approximately 40 kilometres north of the Company’s Terra project in western Alaska.  The property is underlain by Paleozoic sediments which have been intruded by dikes and plugs of early Tertiary age, believed to be the mineralizing source.  Exploration in 2007 confirmed a number of mineralized zones with numerous high-grade copper, silver, zinc and gold values being returned at the 6120, 6920, Dall and Little Bird Prospects.  This work linked much of the mineralization to a prolific precious-metal rich skarn-type mineralizing environment and highlighted the potential of the belt.  In the spring of 2008, the Company completed an airborne geophysical survey of the core target area covering an area of 30 square kilometres.  This survey delineated strong geophysical anomalies associated with the high-grade mineralization at 6120 and 6920 as well as a string of anomalies north through the Dall and Little Bird prospects approximately 9 kilometres long.  Sampling and mapping in the summer of 2008 focussed on defining the ore controls for the prospects and the belt in general.

6120 Results

At 6120, high-grade copper and gold mineralization is associated with massive sulphide replacement in a mixed limestone and siltstone unit.  The airborne geophysics outlines the known surface exposures of massive sulphide mineralization and defines a large, highly prospective, target between areas of known high-grade mineralization (Figure 1).  Mapping and sampling has now shown that the mineralization at 6120 is associated with an anticlinal fold hinge and that the projection of this fold trends directly into the main geophysical anomaly, strongly suggesting that the mineralization continues into the subsurface.  The thickness of the mineralized unit could be several 10’s of meters thick.  Mineralized samples from the south side of the cirque, representing the complete stratigraphic thickness, average 1.8% copper, 3.2g/t gold, 29g/t silver and 0.1% nickel.

6920 Results

The mineralization at 6920 is similar in character to that of 6120, that is, a significant geophysical anomaly associated with the known mineralization in an anticlinal fold hinge which projects south into the mountain.  Two styles of mineralization are present: gold-rich massive sulphide replacement mineralization and high-grade sulphide veins (Table 1).

Dall Results

The mineralization at Dall is more structurally controlled than that at the 6120 and 6920 prospects.  Silver grades are significantly higher, and are consistently present at levels of hundreds of grams per tonne.  Geophysics has mapped the key structural zones that control the high-grade mineralization.  Mapping and sampling has shown that the main copper-silver mineralization in the Dall Slot is associated with a steep thrust fault developed in the axis along an anticlinal hinge zone (Figure 2).  The Dall Slot mineralization has now been mapped for some 200 meters along strike before being lost under surficial cover.  Importantly, two previously unknown areas of mineralization have been discovered.  The first, located 360 meters north of the main zone, consists of massive pyrrhotite and chalcopyrite replacement of sediments.  Three samples collected from the outcrop average 3.4% copper and 279g/t silver.  The second lies 400 meters to the west of the main zone, and returned a piece of massive sulphide float that assayed 10.2% zinc, 10.1% lead, 0.2% copper and 188g/t silver.  Soil sampling has highlighted still another possible zone of mineralization which may represent the southern extension of the new copper zone.

Little Bird Results

Little Bird has copper-silver mineralization similar to Dall.  At Little Bird the replacement mineralization is associated with a 100 metre thick mixed limestone and siltstone unit.  23 mineralized samples from the Little Bird target average 1.2% copper and 171g/t silver from a 300 x 700 metre area.  The mineralization may be related to a granitic intrusion which outcrops just north of the main area of mineralization.  Gold mineralized quartz-sulphide veins are found in and around the intrusive.

Figure : 7200Hz Resistivity from DIGHEM. Hot colours reflect lower resistivity, believed to be associated with selective replacement of sedimentary beds by massive pyrrhotite and chalcopyrite.  Note that the resistivity correctly maps the outcropping sulphide on both sides of the central cirque.  The fold structures have been mapped on the basis of measured bedding in the sediments.

#

Figure : Geology of the Dall Prospect showing areas of copper-silver mineralization discovered to date.  Area 1 is the Dall Slot, which was discovered by Anaconda.  Areas 2 and 4 are the new massive sulphide zones discovered in 2008. Areas 3, 5 and 6 are areas of vein and fault breccia mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is the President and CEO of ITH and is not independent.

The work program at BMP was designed and is supervised by Dr. Russell Myers, Vice President, Exploration of ITH, who is responsible for all aspects of the work, including the quality control/quality assurance program.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks Alaska for preparation and on to Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  The Company’s core asset is the Livengood project, which hosts a new multimillion ounce, bulk tonnage gold discovery in a logistically favourable area 110 kilometres north of Fairbanks Alaska.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the potential discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to obtain assay results in a timely manner due to laboratory workload, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, including those detailed above, and other risks identified in the Company’s most recent Management Discussion and Analysis and Form 20F annual report.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.